FIRST PACIFIC
FIRST PACIFIC COMPANY LIMITED
(Incorporated in Bermuda with limited liability)

GROUP CORPORATE COMMUNICATIONS

24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com

Overseas Regulatory Announcement

Tuesday, 6 March 2007

**PLDT 2006 CONSOLIDATED NET INCOME REACHES ₱35.1 BILLION
CORE NET INCOME OF ₱31.5 BILLION UP 9% FROM PREVIOUS YEAR
FINAL DIVIDEND OF ₱50 PER SHARE DECLARED
CELLULAR SUBSCRIBER BASE EXCEEDS 25 MILLION**

The attached press release was distributed today in Manila by Philippine Long Distance Telephone Company (PLDT), in which First Pacific Group holds an economic interest of approximately 29 per cent.

PLDT is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and ADRs listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

* * *

For further information, please contact:

PLDT

Anabelle L. Chua	**Anna V. Bengzon**	**Ramon R. Isberto**
Tel: (632) 816 8213	Tel: (632) 816 8024	Tel: (632) 511 3101
Fax: (632) 844 9099	Fax: (632) 810 7138	Fax: (632) 893 5174

Further information on PLDT can be obtained by visiting the web at www.pldt.com.ph.

3/15

PLDT Press release

2006 CONSOLIDATED NET INCOME REACHES ₱35.1 BILLION
CORE NET INCOME OF ₱31.5 BILLION UP 9% FROM PREVIOUS YEAR
FINAL DIVIDEND OF ₱50 PER SHARE DECLARED
CELLULAR SUBSCRIBER BASE EXCEEDS 25 MILLION

- Consolidated net income of ₱35.1 billion for the year 2006, 3% higher than ₱34.1 billion net income in 2005
- Core net income at ₱31.5 billion, an increase of 9% from the previous year's ₱29.0 billion
- Consolidated service revenues up 3% to ₱125.1 billion; wireless service revenues increase 5% to ₱78.4 billion; ePLDT service revenues rise 122% to ₱6.5 billion
- Consolidated EBITDA reaches ₱79.6 billion; consolidated EBITDA margin stable at 64% of service revenues
- Final dividend of P50 per share declared; total dividend payout for 2006 increases to P100 per share representing 60% of core earnings per share
- Cellular subscriber base surpasses 25 million in February 2007
- Broadband subscribers for the Group more than double in 2006 to 265,000 as total revenue contribution from broadband and internet services surge 49% to ₱5.2 billion
- Consolidated debt declines to US$1.76 billion; net debt down to US$1.2 billion; Piltel prepays all of its restructured debt making it debt free

MANILA, Philippines, 6th March 2007 — Philippine Long Distance Telephone Company ("PLDT") (PSE: TEL) (NYSE: PHI) today announced consolidated net profit of ₱35.1 billion for the year 2006, an increase of 3% from the ₱34.1 billion net profit reported last year. This year's results benefited from the reversal of earlier provisions made in connection with an onerous contract relating to ACeS satellite, offset by lower foreign exchange translation gains and lower benefit from the recognition of certain deferred tax assets, additional depreciation expense as well as higher asset impairment charges. Core net income, net of these exceptional items, rose to ₱31.5 billion in 2006, 9% over the core net income of ₱29.0 billion in 2005. Consolidated service revenues increased by 3% to ₱125.1 billion, notwithstanding the 6.8% appreciation of the peso which negatively impacted 35% of the PLDT Group's revenues that are dollar-linked. Consolidated EBITDA improved by 3% to ₱79.6 billion while EBITDA margin remained stable.

Core earnings attributable to each common share reached ₱168 per share, an increase of 5% compared with ₱160 per share last year.

The Group's consolidated balance sheet continued to strengthen with consolidated debt balances down to US$1.76 billion. Net debt as at 31st December 2006 stood at US$ 1.2 billion. Net debt to EBITDA and net debt to free cash flow ratios improved to 0.7 times and 1.6 times, respectively.

Consolidated free cash flow remained strong at ₱33.7 billion in 2006 despite the increases in capital expenditures and working capital requirements. Consolidated capital expenditures increased to ₱21.1 billion, or 41% higher than 2005 levels, and were primarily utilized on the

rollout of our 3G network and 150,000 Next Generation Network ("NGN") lines, the build-out of 2,300 wireless broadband-capable base stations and the expansion of the Company's nationwide Digital Fiber Optic Network. Total capital expenditures for 2006 remained below annual depreciation costs and represented 17% of service revenues. For 2007, capital expenditures for the Group are expected to range between ₱20-22 billion.

Approximately ₱20 billion of our cash were utilized to pay down debt, with another ₱18.8 billion applied to pay out cash dividends, and the balance of ₱11.2 billion used for investments in new businesses. On 4th December 2006, Pilipino Telephone Corporation ("Piltel") made a final prepayment of US$232.6 million, representing the balance of Piltel's total outstanding restructured debt after the initial amount of US$176 million was prepaid on 5th June 2006. Of the total prepayments, US$127 million were paid to third party creditors with the balance being paid to parent company, Smart Communications, Inc ("Smart"). This has left Piltel practically debt free.

Earlier today, the Company's Board of Directors declared a final dividend of ₱50 per share. Added to the previously paid interim dividend of ₱50 per share, total dividends for the year will amount to ₱100 per share, representing a payout of 60% of 2006 core earnings. Total dividend payments for 2006 increased by 53% to ₱18.8 billion, from ₱12.3 billion paid in 2005.

"We are extremely pleased to announce the declaration of a final dividend for 2006 of ₱50 per share, bringing total dividends to ₱100 per share for the year. Our strengthening financial position, anchored on another record profit level, allows us to take advantage of new growth opportunities while, at the same time, increasing returns to our shareholders", stated **Manuel V. Pangilinan, PLDT Chairman**.

Wireless: Pursuing Change

Consolidated wireless service revenues rose to ₱78.4 billion for the full year 2006, 5% higher than the ₱74.7 billion realized last year, with cellular subsidiaries, Smart and Piltel continuing their solid performance. Service revenues of ₱20.4 billion in the fourth quarter were 5% higher than the third quarter revenues due to the increased usage normally associated with the holiday season and despite the negative impact of natural calamities such as several typhoons which interrupted service in certain local areas intermittently.

Consolidated wireless EBITDA improved by 5% to ₱50.3 billion in 2006 from ₱48.0 billion in 2005 while EBITDA margins stayed at 64%.

The PLDT Group's total cellular subscriber base for the year grew by 3.8 million to 24.2 million. For the year, Smart recorded net additions of approximately 1.78 subscribers while *Talk 'N Text* added about 2.0 million subscribers to end 2006 with 17.2 million and 7.0 million subscribers, respectively. In February 2007, the PLDT Group's cellular subscriber base surpassed the 25 million mark as Smart and Piltel added 900,000 new net subscribers in the first two months of the year.

For 2006, Smart focused on segmenting its market by offering sector-specific, value-driven packages such as *All Text* – a new variety of top-up providing a fixed number of messages or minutes with prescribed validity periods. Voice offerings included *Tipid Talk* and *All Talk 20*. In

January 2007, Smart expanded on the *All Text* concept and introduced *LAHATxt*, a top-up which offers a bundle of text messages applicable to all networks, with *LAHATxt 35* available to all Smart prepaid subscribers and *LAHATxt 20* for *Talk 'N Text* subscribers. These innovative packages provide better network efficiency while increasing yield per SMS.

The second half of 2006 also saw a series of marketing initiatives designed to enhance both consumer product benefits as well as brand equities. Smart launched the *"Ang Saya"* thematic campaign, positioning Smart Buddy as an innovative lifestyle brand which adds excitement, fun and helps you get more "life out of life", while *Talk 'N Text*, on the other hand, had its "Gumagaan ang Life" thematic campaign affirming *Talk 'N Text*'s superior value proposition aimed at lower-income segments of the market.

Last February 12, 2007, at the 3GSM Congress in Barcelona, Smart announced that it would soon launch pilot projects in the Middle East and Europe offering low-cost remittance services using its mobile phone-based financial services platform. Called the *Smart Services Hub*, the platform will enable mobile operators and banks to serve the remittance needs of migrant populations in their respective countries. Through the platform, migrant workers will be able to send remittances to their countries via SIM-based services anytime, anywhere -- all at the speed of a text message. Smart's initiatives are part of the global mobile money transfer program of the GSM Association, the global trade association of GSM operators. Supported by 19 of the world's leading mobile operators, this program aims to create a money transfer solution that will take advantage of the pervasiveness of mobile phone networks worldwide while, at the same time, offering lower cost and faster remittances.

Smart will launch its cellular-based money transfer pilot in the Gulf state of Bahrain, under the brand name *Smart Remit*, in tandem with MTC Vodafone Bahrain of the MTC Group, one of the leading mobile phone groups in the region. Smart is also firming up a partnership with a leading regional bank based in Bahrain. In Europe, Smart is pursuing a similar arrangement with a mobile operator and a bank operating in Italy.

"This innovative service will give overseas workers in general, and Filipinos in particular, the power of choice. Using their mobile phones, they can send home money in the amounts they wish whenever they want and wherever they may be at a more affordable cost," said **Napoleon L. Nazareno, President and CEO of PLDT and Smart**.

Consistent with its intent to develop new businesses beyond cellular, Smart has grown its wireless broadband subscriber base to about 122,000 by the end of 2006 under its *Smart Bro* wireless broadband service. *Smart Bro* added 29,000 new subscribers in the fourth quarter alone. Smart now has close to 2,500 wireless broadband-enabled base stations providing high-speed internet access to about 500 cities and municipalities all over the Philippines The increasing network coverage of *Smart Bro* continues to provide the PLDT Group with a complementary service in areas that are currently not covered by PLDT's Fixed Line DSL service.

"The strong performance of Smart is underpinned by its commitment to push back barriers to drive both subscriber activations and usage. We are not content to uphold merely our leadership position in the industry. We continue to pursue innovation and to build new businesses around our mainstream voice and text services with the objective of bringing positive and practical changes to people's lives. These past few weeks alone have seen us

forging partnerships that will bring about groundbreaking services and applications," added **Nazareno**.

PLDT Fixed Line: Managing Change

Fixed Line service revenues decreased 1% to ₱49.1 billion in 2006 from ₱49.7 billion in 2005 as improvements in data revenues, both from corporate data and residential DSL services, were offset by the continued decline in revenues from the local exchange and ILD services. Our dollar-linked revenues arising from the local exchange and ILD businesses were adversely impacted by the 6.8% appreciation of the average US dollar/peso exchange rate in 2006. Fixed Line revenues would have improved 2% year-on-year if foreign exchange rates had remained stable.

Retail DSL continued to grow as broadband subscribers exceeded 133,000 at the end of 2006 with another 300,000 subscribers using our Vibe dial-up Internet service. PLDT DSL and Vibe contributed ₱3.5 billion in revenues for 2006, up 32% from ₱2.7 billion in 2005. PLDT DSL and Vibe made up 69% of the PLDT Group's broadband and internet revenues for the year.

Fixed Line EBITDA in 2006 declined slightly to ₱28.4 billion in line with the decrease in revenues; EBITDA margin remained stable at 58%.

"We must remember that the move to NGN is not the goal in itself but rather a key enabler for the Group's transformation. This change is starting to show results with the Group's broadband and internet revenues growing by 49% in 2006 to ₱5.2 billion as PLDT DSL and *SmartBro* subscribers more than doubled to 265,000. Our ability to stay ahead in the broadband revolution is particularly important for the Fixed Line business as it enables us to manage the transition from traditional voice services to other revenue streams that can deliver growth for the future," declared **Nazareno**.

ePLDT: Redefining its Focus

ePLDT, the Group's information and communications technology arm, reported service revenues of ₱6.5 billion for 2006, a 122% increase from ₱3.0 billion last year, driven by the continued growth in the call center business (ePLDT Ventus) and the consolidation of SPi Technologies (SPi), after its acquisition in July 2006.

Consolidated call center revenues continued to make significant gains, growing 35% to ₱2.6 billion as a result of increased capacity utilization and billable hours for new and existing clients, and despite the appreciation of the peso. ePLDT Ventus now operates eight facilities with combined seats of 5,600 and an employee base of 6,400.

SPi, on the other hand, generated revenues of ₱4.8 billion in 2006, of which ₱2.6 billion were consolidated into ePLDT from July 2006 onwards, after ePLDT completed its acquisition that month. In addition to the Philippines and the USA, SPi has operations in India and Vietnam. Consolidated seats total 3,700 of which 80% are located in the Philippines. SPi was ranked fourth globally among the "Top Best BPO Providers" and fifth among "Top Leaders in Human Capital Development" by CMP/Cybermedia. SPi has also been included in the "Leaders

Category" for The 2007 Global Outsourcing 100 by the International Association of Outsourcing Professionals.

"ePLDT will be focused on its two key fronts – the call center business where we continue to gain ground and the BPO business where we aim to expand both through organic growth and selective acquisitions. Together, our contact center business – voice and data – had approximately 9,300 seats and a manpower complement of close to 12,000. ePLDT's participation in these key growth sectors allows the PLDT Group to diversify its revenue base and tap into markets outside the domestic economy.", said **Ray C. Espinosa, ePLDT President and CEO**.

Outlook for 2007 – Transformation Underway

"The PLDT Group is at a stage where it needs to strike a delicate balance as it transitions from its existing businesses to what we call Next Generation Communications. This transformation goes beyond upgrading our network to an all-IP Next Generation Network - we will need to re-engineer our processes, integrate our platforms, transform our products and re-orient our people. In so doing, we will enable the PLDT Group not only to cope with change but to benefit from it as well. 2006 saw the beginnings of this transformation as we rolled out NGN, 3G and wireless broadband. In 2007, we will work on the integration of our information technology and other convergent platforms. We will maximize the opportunities provided by our large subscriber base and our extensive infrastructure, especially in the rapidly expanding broadband space where we can harness our fixed and wireless capabilities to capitalize on its huge potential. We will continue to drive innovation as exemplified by our recent initiatives on the m-commerce and remittance fronts", stated **Nazareno**.

Pangilinan concluded by saying that "We expected 2006 to be a challenging year for us as indeed it was – both the operating and competitive environments proved to be demanding. Our performance in 2007 will be impacted by a number of factors, including the sourcing of new areas of growth for the PLDT Group, continuing implementation of cost controls, volatility in the US dollar/peso exchange rates which affect our dollar-linked revenues, and an increase in depreciation and income tax provisions. For 2007, we estimate our core net income to rise in the range of ₱32-33 billion.

Considering, however, that our net foreign exchange liabilities have been considerably reduced owing to the significant reduction in debt we have achieved over the past few years, the effect of foreign exchange movements on our reported profit has been significantly mitigated – whether positively or negatively. In the absence of exceptional gains unrelated to foreign exchange which may arise in the course of 2007, we will see the Group's core and reported net incomes beginning to converge starting this year.

Beyond protecting our base businesses and developing new revenue streams, however, we are cognizant of the pivotal role we play in nation building. Our investments will equip our country with the requisite infrastructure to continue its economic progress and, at the same time, provide Filipinos everywhere with relevant, high-value and affordable services."

###

	PLDT Consolidated Year ended December 31		PLDT Consolidated Three months ended December 31	
	2006	2005	2006	2005
Service revenues	125,140	121,062	33,136	31,376
Non-service revenues	2,967	3,312	806	1,160
Other income	5,736	1,670	4,501	947
	133,843	126,044	38,442	33,482
Expenses	91,654	87,429	25751	27526
Income before income tax	42,189	38,615	12,691	5,956
Provision for income tax	6,869	4,136	3738.1	-3739.3
Net income - As Reported	35,116	34,112	8,953	9,696
EPS, Basic [a]	187.91	189.96		
EPS, Diluted [a]	187.81	185.72		
Core net income[b]	31,515	29,046	8,284	8,076
EPS, Basic [c]	168.39	160.36		
EPS, Diluted [c]	168.30	157.89		

(a) *As restated*
(b) *EPS based on reported net income*
(c) *Net income excluding the net impact of gains/losses on FX and derivative transactions and certain adjusting items*
(d) *EPS based on net income excluding the net impact of gains/losses on FX and derivative transactions and certain adjusting items*

This press release may contain some statements which constitute "forward-looking statements" that are subject to a number of risks and uncertainties that could affect PLDT's business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua
Tel No: 816-8213
Fax No: 844-9099

Anna V. Bengzon
Tel No: 816-8024
Fax No: 810-7138

Ramon R. Isberto
Tel No: 511-3101
Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

NEWS
RELEASE

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
(Incorporated in Bermuda with limited liability)

GROUP CORPORATE COMMUNICATIONS

24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com

Overseas Regulatory Announcement

Tuesday, 6 March 2007

PLDT 2006 CONSOLIDATED NET INCOME REACHES ₱35.1 BILLION
CORE NET INCOME OF ₱31.5 BILLION UP 9% FROM PREVIOUS YEAR
FINAL DIVIDEND OF ₱50 PER SHARE DECLARED
CELLULAR SUBSCRIBER BASE EXCEEDS 25 MILLION

The attached press release was distributed today in Manila by Philippine Long Distance Telephone Company (PLDT), in which First Pacific Group holds an economic interest of approximately 29 per cent.

PLDT is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and ADRs listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

* * *

For further information, please contact:

PLDT

Anabelle L. Chua	**Anna V. Bengzon**	**Ramon R. Isberto**
Tel: (632) 816 8213	Tel: (632) 816 8024	Tel: (632) 511 3101
Fax: (632) 844 9099	Fax: (632) 810 7138	Fax: (632) 893 5174

Further information on PLDT can be obtained by visiting the web at www.pldt.com.ph.

PLDT Press release

2006 CONSOLIDATED NET INCOME REACHES ₱35.1 BILLION
CORE NET INCOME OF ₱31.5 BILLION UP 9% FROM PREVIOUS YEAR
FINAL DIVIDEND OF ₱50 PER SHARE DECLARED
CELLULAR SUBSCRIBER BASE EXCEEDS 25 MILLION

- Consolidated net income of ₱35.1 billion for the year 2006, 3% higher than ₱34.1 billion net income in 2005
- Core net income at ₱31.5 billion, an increase of 9% from the previous year's ₱29.0 billion
- Consolidated service revenues up 3% to ₱125.1 billion; wireless service revenues increase 5% to ₱78.4 billion; ePLDT service revenues rise 122% to ₱6.5 billion
- Consolidated EBITDA reaches ₱79.6 billion; consolidated EBITDA margin stable at 64% of service revenues
- Final dividend of P50 per share declared; total dividend payout for 2006 increases to P100 per share representing 60% of core earnings per share
- Cellular subscriber base surpasses 25 million in February 2007
- Broadband subscribers for the Group more than double in 2006 to 265,000 as total revenue contribution from broadband and internet services surge 49% to ₱5.2 billion
- Consolidated debt declines to US$1.76 billion; net debt down to US$1.2 billion; Piltel prepays all of its restructured debt making it debt free

MANILA, Philippines, 6th March 2007 — Philippine Long Distance Telephone Company ("PLDT") (PSE: TEL) (NYSE: PHI) today announced consolidated net profit of ₱35.1 billion for the year 2006, an increase of 3% from the ₱34.1 billion net profit reported last year. This year's results benefited from the reversal of earlier provisions made in connection with an onerous contract relating to ACeS satellite, offset by lower foreign exchange translation gains and lower benefit from the recognition of certain deferred tax assets, additional depreciation expense as well as higher asset impairment charges. Core net income, net of these exceptional items, rose to ₱31.5 billion in 2006, 9% over the core net income of ₱29.0 billion in 2005. Consolidated service revenues increased by 3% to ₱125.1 billion, notwithstanding the 6.8% appreciation of the peso which negatively impacted 35% of the PLDT Group's revenues that are dollar-linked. Consolidated EBITDA improved by 3% to ₱79.6 billion while EBITDA margin remained stable.

Core earnings attributable to each common share reached ₱168 per share, an increase of 5% compared with ₱160 per share last year.

The Group's consolidated balance sheet continued to strengthen with consolidated debt balances down to US$1.76 billion. Net debt as at 31st December 2006 stood at US$ 1.2 billion. Net debt to EBITDA and net debt to free cash flow ratios improved to 0.7 times and 1.6 times, respectively.

Consolidated free cash flow remained strong at ₱33.7 billion in 2006 despite the increases in capital expenditures and working capital requirements. Consolidated capital expenditures increased to ₱21.1 billion, or 41% higher than 2005 levels, and were primarily utilized on the

rollout of our 3G network and 150,000 Next Generation Network ("NGN") lines, the build-out of 2,300 wireless broadband-capable base stations and the expansion of the Company's nationwide Digital Fiber Optic Network. Total capital expenditures for 2006 remained below annual depreciation costs and represented 17% of service revenues. For 2007, capital expenditures for the Group are expected to range between ₱20-22 billion.

Approximately ₱20 billion of our cash were utilized to pay down debt, with another ₱18.8 billion applied to pay out cash dividends, and the balance of ₱11.2 billion used for investments in new businesses. On 4th December 2006, Pilipino Telephone Corporation ("Piltel") made a final prepayment of US$232.6 million, representing the balance of Piltel's total outstanding restructured debt after the initial amount of US$176 million was prepaid on 5th June 2006. Of the total prepayments, US$127 million were paid to third party creditors with the balance being paid to parent company, Smart Communications, Inc ("Smart"). This has left Piltel practically debt free.

Earlier today, the Company's Board of Directors declared a final dividend of ₱50 per share. Added to the previously paid interim dividend of ₱50 per share, total dividends for the year will amount to ₱100 per share, representing a payout of 60% of 2006 core earnings. Total dividend payments for 2006 increased by 53% to ₱18.8 billion, from ₱12.3 billion paid in 2005.

"We are extremely pleased to announce the declaration of a final dividend for 2006 of ₱50 per share, bringing total dividends to ₱100 per share for the year. Our strengthening financial position, anchored on another record profit level, allows us to take advantage of new growth opportunities while, at the same time, increasing returns to our shareholders", stated **Manuel V. Pangilinan, PLDT Chairman**.

Wireless: Pursuing Change

Consolidated wireless service revenues rose to ₱78.4 billion for the full year 2006, 5% higher than the ₱74.7 billion realized last year, with cellular subsidiaries, Smart and Piltel continuing their solid performance. Service revenues of ₱20.4 billion in the fourth quarter were 5% higher than the third quarter revenues due to the increased usage normally associated with the holiday season and despite the negative impact of natural calamities such as several typhoons which interrupted service in certain local areas intermittently.

Consolidated wireless EBITDA improved by 5% to ₱50.3 billion in 2006 from ₱48.0 billion in 2005 while EBITDA margins stayed at 64%.

The PLDT Group's total cellular subscriber base for the year grew by 3.8 million to 24.2 million. For the year, Smart recorded net additions of approximately 1.78 subscribers while *Talk 'N Text* added about 2.0 million subscribers to end 2006 with 17.2 million and 7.0 million subscribers, respectively. In February 2007, the PLDT Group's cellular subscriber base surpassed the 25 million mark as Smart and Piltel added 900,000 new net subscribers in the first two months of the year.

For 2006, Smart focused on segmenting its market by offering sector-specific, value-driven packages such as *All Text* – a new variety of top-up providing a fixed number of messages or minutes with prescribed validity periods. Voice offerings included *Tipid Talk* and *All Talk 20*. In

January 2007, Smart expanded on the *All Text* concept and introduced *LAHATxt*, a top-up which offers a bundle of text messages applicable to all networks, with *LAHATxt 35* available to all Smart prepaid subscribers and *LAHATxt 20* for *Talk 'N Text* subscribers. These innovative packages provide better network efficiency while increasing yield per SMS.

The second half of 2006 also saw a series of marketing initiatives designed to enhance both consumer product benefits as well as brand equities. Smart launched the *"Ang Saya"* thematic campaign, positioning Smart Buddy as an innovative lifestyle brand which adds excitement, fun and helps you get more "life out of life", while *Talk 'N Text*, on the other hand, had its "Gumagaan ang Life" thematic campaign affirming *Talk 'N Text*'s superior value proposition aimed at lower-income segments of the market.

Last February 12, 2007, at the 3GSM Congress in Barcelona, Smart announced that it would soon launch pilot projects in the Middle East and Europe offering low-cost remittance services using its mobile phone-based financial services platform. Called the *Smart Services Hub*, the platform will enable mobile operators and banks to serve the remittance needs of migrant populations in their respective countries. Through the platform, migrant workers will be able to send remittances to their countries via SIM-based services anytime, anywhere -- all at the speed of a text message. Smart's initiatives are part of the global mobile money transfer program of the GSM Association, the global trade association of GSM operators. Supported by 19 of the world's leading mobile operators, this program aims to create a money transfer solution that will take advantage of the pervasiveness of mobile phone networks worldwide while, at the same time, offering lower cost and faster remittances.

Smart will launch its cellular-based money transfer pilot in the Gulf state of Bahrain, under the brand name *Smart Remit*, in tandem with MTC Vodafone Bahrain of the MTC Group, one of the leading mobile phone groups in the region. Smart is also firming up a partnership with a leading regional bank based in Bahrain. In Europe, Smart is pursuing a similar arrangement with a mobile operator and a bank operating in Italy.

"This innovative service will give overseas workers in general, and Filipinos in particular, the power of choice. Using their mobile phones, they can send home money in the amounts they wish whenever they want and wherever they may be at a more affordable cost," said **Napoleon L. Nazareno, President and CEO of PLDT and Smart**.

Consistent with its intent to develop new businesses beyond cellular, Smart has grown its wireless broadband subscriber base to about 122,000 by the end of 2006 under its *Smart Bro* wireless broadband service. *Smart Bro* added 29,000 new subscribers in the fourth quarter alone. Smart now has close to 2,500 wireless broadband-enabled base stations providing high-speed internet access to about 500 cities and municipalities all over the Philippines The increasing network coverage of *Smart Bro* continues to provide the PLDT Group with a complementary service in areas that are currently not covered by PLDT's Fixed Line DSL service.

"The strong performance of Smart is underpinned by its commitment to push back barriers to drive both subscriber activations and usage. We are not content to uphold merely our leadership position in the industry. We continue to pursue innovation and to build new businesses around our mainstream voice and text services with the objective of bringing positive and practical changes to people's lives. These past few weeks alone have seen us

forging partnerships that will bring about groundbreaking services and applications," added **Nazareno**.

PLDT Fixed Line: Managing Change

Fixed Line service revenues decreased 1% to ₱49.1 billion in 2006 from ₱49.7 billion in 2005 as improvements in data revenues, both from corporate data and residential DSL services, were offset by the continued decline in revenues from the local exchange and ILD services. Our dollar-linked revenues arising from the local exchange and ILD businesses were adversely impacted by the 6.8% appreciation of the average US dollar/peso exchange rate in 2006. Fixed Line revenues would have improved 2% year-on-year if foreign exchange rates had remained stable.

Retail DSL continued to grow as broadband subscribers exceeded 133,000 at the end of 2006 with another 300,000 subscribers using our Vibe dial-up Internet service. PLDT DSL and Vibe contributed ₱3.5 billion in revenues for 2006, up 32% from ₱2.7 billion in 2005. PLDT DSL and Vibe made up 69% of the PLDT Group's broadband and internet revenues for the year.

Fixed Line EBITDA in 2006 declined slightly to ₱28.4 billion in line with the decrease in revenues; EBITDA margin remained stable at 58%.

"We must remember that the move to NGN is not the goal in itself but rather a key enabler for the Group's transformation. This change is starting to show results with the Group's broadband and internet revenues growing by 49% in 2006 to ₱5.2 billion as PLDT DSL and *SmartBro* subscribers more than doubled to 265,000. Our ability to stay ahead in the broadband revolution is particularly important for the Fixed Line business as it enables us to manage the transition from traditional voice services to other revenue streams that can deliver growth for the future," declared **Nazareno**.

ePLDT: Redefining its Focus

ePLDT, the Group's information and communications technology arm, reported service revenues of ₱6.5 billion for 2006, a 122% increase from ₱3.0 billion last year, driven by the continued growth in the call center business (ePLDT Ventus) and the consolidation of SPi Technologies (SPi), after its acquisition in July 2006.

Consolidated call center revenues continued to make significant gains, growing 35% to ₱2.6 billion as a result of increased capacity utilization and billable hours for new and existing clients, and despite the appreciation of the peso. ePLDT Ventus now operates eight facilities with combined seats of 5,600 and an employee base of 6,400.

SPi, on the other hand, generated revenues of ₱4.8 billion in 2006, of which ₱2.6 billion were consolidated into ePLDT from July 2006 onwards, after ePLDT completed its acquisition that month. In addition to the Philippines and the USA, SPi has operations in India and Vietnam. Consolidated seats total 3,700 of which 80% are located in the Philippines. SPi was ranked fourth globally among the "Top Best BPO Providers" and fifth among "Top Leaders in Human Capital Development" by CMP/Cybermedia. SPi has also been included in the "Leaders

Category" for The 2007 Global Outsourcing 100 by the International Association of Outsourcing Professionals.

"ePLDT will be focused on its two key fronts – the call center business where we continue to gain ground and the BPO business where we aim to expand both through organic growth and selective acquisitions. Together, our contact center business – voice and data – had approximately 9,300 seats and a manpower complement of close to 12,000. ePLDT's participation in these key growth sectors allows the PLDT Group to diversify its revenue base and tap into markets outside the domestic economy.", said **Ray C. Espinosa, ePLDT President and CEO**.

<u>Outlook for 2007 – Transformation Underway</u>

"The PLDT Group is at a stage where it needs to strike a delicate balance as it transitions from its existing businesses to what we call Next Generation Communications. This transformation goes beyond upgrading our network to an all-IP Next Generation Network - we will need to re-engineer our processes, integrate our platforms, transform our products and re-orient our people. In so doing, we will enable the PLDT Group not only to cope with change but to benefit from it as well. 2006 saw the beginnings of this transformation as we rolled out NGN, 3G and wireless broadband. In 2007, we will work on the integration of our information technology and other convergent platforms. We will maximize the opportunities provided by our large subscriber base and our extensive infrastructure, especially in the rapidly expanding broadband space where we can harness our fixed and wireless capabilities to capitalize on its huge potential. We will continue to drive innovation as exemplified by our recent initiatives on the m-commerce and remittance fronts", stated **Nazareno**.

Pangilinan concluded by saying that "We expected 2006 to be a challenging year for us as indeed it was – both the operating and competitive environments proved to be demanding. Our performance in 2007 will be impacted by a number of factors, including the sourcing of new areas of growth for the PLDT Group, continuing implementation of cost controls, volatility in the US dollar/peso exchange rates which affect our dollar-linked revenues, and an increase in depreciation and income tax provisions. For 2007, we estimate our core net income to rise in the range of ₱32-33 billion.

Considering, however, that our net foreign exchange liabilities have been considerably reduced owing to the significant reduction in debt we have achieved over the past few years, the effect of foreign exchange movements on our reported profit has been significantly mitigated – whether positively or negatively. In the absence of exceptional gains unrelated to foreign exchange which may arise in the course of 2007, we will see the Group's core and reported net incomes beginning to converge starting this year.

Beyond protecting our base businesses and developing new revenue streams, however, we are cognizant of the pivotal role we play in nation building. Our investments will equip our country with the requisite infrastructure to continue its economic progress and, at the same time, provide Filipinos everywhere with relevant, high-value and affordable services."

###

	PLDT Consolidated Year ended December 31		PLDT Consolidated Three months ended December 31	
	2006	2005	2006	2005
Service revenues	125,140	121,062	33,136	31,376
Non-service revenues	2,967	3,312	806	1,160
Other income	5,736	1,670	4,501	947
	133,843	126,044	38,442	33,482
Expenses	91,654	87,429	25751	27526
Income before income tax	42,189	38,615	12,691	5,956
Provision for income tax	6,869	4,136	3738.1	-3739.3
Net income - As Reported	35,116	34,112	8,953	9,696
EPS, Basic [a]	187.91	189.96		
EPS, Diluted [a]	187.81	185.72		
Core net income[b]	31,515	29,046	8,284	8,076
EPS, Basic [c]	168.39	160.36		
EPS, Diluted [c]	168.30	157.89		

(a) *As restated*
(b) *EPS based on reported net income*
(c) *Net income excluding the net impact of gains/losses on FX and derivative transactions and certain adjusting items*
(d) *EPS based on net income excluding the net impact of gains/losses on FX and derivative transactions and certain adjusting items*

This press release may contain some statements which constitute "forward-looking statements" that are subject to a number of risks and uncertainties that could affect PLDT's business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua
Tel No: 816-8213
Fax No: 844-9099

Anna V. Bengzon
Tel No: 816-8024
Fax No: 810-7138

Ramon R. Isberto
Tel No: 511-3101
Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

FIRST
PACIFIC
FIRST PACIFIC COMPANY LIMITED
(Incorporated in Bermuda with limited liability)

GROUP CORPORATE COMMUNICATIONS

24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com

Overseas Regulatory Announcement

Tuesday, 6 March 2007

PLDT 2006 CONSOLIDATED NET INCOME REACHES ₱35.1 BILLION
CORE NET INCOME OF ₱31.5 BILLION UP 9% FROM PREVIOUS YEAR
FINAL DIVIDEND OF ₱50 PER SHARE DECLARED
CELLULAR SUBSCRIBER BASE EXCEEDS 25 MILLION

The attached press release was distributed today in Manila by Philippine Long Distance Telephone Company (PLDT), in which First Pacific Group holds an economic interest of approximately 29 per cent.

PLDT is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and ADRs listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

* * *

For further information, please contact:

PLDT

Anabelle L. Chua	**Anna V. Bengzon**	**Ramon R. Isberto**
Tel: (632) 816 8213	Tel: (632) 816 8024	Tel: (632) 511 3101
Fax: (632) 844 9099	Fax: (632) 810 7138	Fax: (632) 893 5174

Further information on PLDT can be obtained by visiting the web at www.pldt.com.ph.

PLDT Press release

2006 CONSOLIDATED NET INCOME REACHES ₱35.1 BILLION
CORE NET INCOME OF ₱31.5 BILLION UP 9% FROM PREVIOUS YEAR
FINAL DIVIDEND OF ₱50 PER SHARE DECLARED
CELLULAR SUBSCRIBER BASE EXCEEDS 25 MILLION

- Consolidated net income of ₱35.1 billion for the year 2006, 3% higher than ₱34.1 billion net income in 2005
- Core net income at ₱31.5 billion, an increase of 9% from the previous year's ₱29.0 billion
- Consolidated service revenues up 3% to ₱125.1 billion; wireless service revenues increase 5% to ₱78.4 billion; ePLDT service revenues rise 122% to ₱6.5 billion
- Consolidated EBITDA reaches ₱79.6 billion; consolidated EBITDA margin stable at 64% of service revenues
- Final dividend of P50 per share declared; total dividend payout for 2006 increases to P100 per share representing 60% of core earnings per share
- Cellular subscriber base surpasses 25 million in February 2007
- Broadband subscribers for the Group more than double in 2006 to 265,000 as total revenue contribution from broadband and internet services surge 49% to ₱5.2 billion
- Consolidated debt declines to US$1.76 billion; net debt down to US$1.2 billion; Piltel prepays all of its restructured debt making it debt free

MANILA, Philippines, 6th March 2007 — Philippine Long Distance Telephone Company ("PLDT") (PSE: TEL) (NYSE: PHI) today announced consolidated net profit of ₱35.1 billion for the year 2006, an increase of 3% from the ₱34.1 billion net profit reported last year. This year's results benefited from the reversal of earlier provisions made in connection with an onerous contract relating to ACeS satellite, offset by lower foreign exchange translation gains and lower benefit from the recognition of certain deferred tax assets, additional depreciation expense as well as higher asset impairment charges. Core net income, net of these exceptional items, rose to ₱31.5 billion in 2006, 9% over the core net income of ₱29.0 billion in 2005. Consolidated service revenues increased by 3% to ₱125.1 billion, notwithstanding the 6.8% appreciation of the peso which negatively impacted 35% of the PLDT Group's revenues that are dollar-linked. Consolidated EBITDA improved by 3% to ₱79.6 billion while EBITDA margin remained stable.

Core earnings attributable to each common share reached ₱168 per share, an increase of 5% compared with ₱160 per share last year.

The Group's consolidated balance sheet continued to strengthen with consolidated debt balances down to US$1.76 billion. Net debt as at 31st December 2006 stood at US$ 1.2 billion. Net debt to EBITDA and net debt to free cash flow ratios improved to 0.7 times and 1.6 times, respectively.

Consolidated free cash flow remained strong at ₱33.7 billion in 2006 despite the increases in capital expenditures and working capital requirements. Consolidated capital expenditures increased to ₱21.1 billion, or 41% higher than 2005 levels, and were primarily utilized on the

rollout of our 3G network and 150,000 Next Generation Network ("NGN") lines, the build-out of 2,300 wireless broadband-capable base stations and the expansion of the Company's nationwide Digital Fiber Optic Network. Total capital expenditures for 2006 remained below annual depreciation costs and represented 17% of service revenues. For 2007, capital expenditures for the Group are expected to range between ₱20-22 billion.

Approximately ₱20 billion of our cash were utilized to pay down debt, with another ₱18.8 billion applied to pay out cash dividends, and the balance of ₱11.2 billion used for investments in new businesses. On 4th December 2006, Pilipino Telephone Corporation ("Piltel") made a final prepayment of US$232.6 million, representing the balance of Piltel's total outstanding restructured debt after the initial amount of US$176 million was prepaid on 5th June 2006. Of the total prepayments, US$127 million were paid to third party creditors with the balance being paid to parent company, Smart Communications, Inc ("Smart"). This has left Piltel practically debt free.

Earlier today, the Company's Board of Directors declared a final dividend of ₱50 per share. Added to the previously paid interim dividend of ₱50 per share, total dividends for the year will amount to ₱100 per share, representing a payout of 60% of 2006 core earnings. Total dividend payments for 2006 increased by 53% to ₱18.8 billion, from ₱12.3 billion paid in 2005.

"We are extremely pleased to announce the declaration of a final dividend for 2006 of ₱50 per share, bringing total dividends to ₱100 per share for the year. Our strengthening financial position, anchored on another record profit level, allows us to take advantage of new growth opportunities while, at the same time, increasing returns to our shareholders", stated **Manuel V. Pangilinan, PLDT Chairman.**

Wireless: Pursuing Change

Consolidated wireless service revenues rose to ₱78.4 billion for the full year 2006, 5% higher than the ₱74.7 billion realized last year, with cellular subsidiaries, Smart and Piltel continuing their solid performance. Service revenues of ₱20.4 billion in the fourth quarter were 5% higher than the third quarter revenues due to the increased usage normally associated with the holiday season and despite the negative impact of natural calamities such as several typhoons which interrupted service in certain local areas intermittently.

Consolidated wireless EBITDA improved by 5% to ₱50.3 billion in 2006 from ₱48.0 billion in 2005 while EBITDA margins stayed at 64%.

The PLDT Group's total cellular subscriber base for the year grew by 3.8 million to 24.2 million. For the year, Smart recorded net additions of approximately 1.78 subscribers while *Talk 'N Text* added about 2.0 million subscribers to end 2006 with 17.2 million and 7.0 million subscribers, respectively. In February 2007, the PLDT Group's cellular subscriber base surpassed the 25 million mark as Smart and Piltel added 900,000 new net subscribers in the first two months of the year.

For 2006, Smart focused on segmenting its market by offering sector-specific, value-driven packages such as *All Text* – a new variety of top-up providing a fixed number of messages or minutes with prescribed validity periods. Voice offerings included *Tipid Talk* and *All Talk 20*. In

January 2007, Smart expanded on the *All Text* concept and introduced *LAHATxt*, a top-up which offers a bundle of text messages applicable to all networks, with *LAHATxt 35* available to all Smart prepaid subscribers and *LAHATxt 20* for *Talk 'N Text* subscribers. These innovative packages provide better network efficiency while increasing yield per SMS.

The second half of 2006 also saw a series of marketing initiatives designed to enhance both consumer product benefits as well as brand equities. Smart launched the *"Ang Saya"* thematic campaign, positioning Smart Buddy as an innovative lifestyle brand which adds excitement, fun and helps you get more "life out of life", while *Talk 'N Text*, on the other hand, had its "Gumagaan ang Life" thematic campaign affirming *Talk 'N Text*'s superior value proposition aimed at lower-income segments of the market.

Last February 12, 2007, at the 3GSM Congress in Barcelona, Smart announced that it would soon launch pilot projects in the Middle East and Europe offering low-cost remittance services using its mobile phone-based financial services platform. Called the *Smart Services Hub*, the platform will enable mobile operators and banks to serve the remittance needs of migrant populations in their respective countries. Through the platform, migrant workers will be able to send remittances to their countries via SIM-based services anytime, anywhere -- all at the speed of a text message. Smart's initiatives are part of the global mobile money transfer program of the GSM Association, the global trade association of GSM operators. Supported by 19 of the world's leading mobile operators, this program aims to create a money transfer solution that will take advantage of the pervasiveness of mobile phone networks worldwide while, at the same time, offering lower cost and faster remittances.

Smart will launch its cellular-based money transfer pilot in the Gulf state of Bahrain, under the brand name *Smart Remit*, in tandem with MTC Vodafone Bahrain of the MTC Group, one of the leading mobile phone groups in the region. Smart is also firming up a partnership with a leading regional bank based in Bahrain. In Europe, Smart is pursuing a similar arrangement with a mobile operator and a bank operating in Italy.

"This innovative service will give overseas workers in general, and Filipinos in particular, the power of choice. Using their mobile phones, they can send home money in the amounts they wish whenever they want and wherever they may be at a more affordable cost," said **Napoleon L. Nazareno, President and CEO of PLDT and Smart**.

Consistent with its intent to develop new businesses beyond cellular, Smart has grown its wireless broadband subscriber base to about 122,000 by the end of 2006 under its *Smart Bro* wireless broadband service. *Smart Bro* added 29,000 new subscribers in the fourth quarter alone. Smart now has close to 2,500 wireless broadband-enabled base stations providing high-speed internet access to about 500 cities and municipalities all over the Philippines The increasing network coverage of *Smart Bro* continues to provide the PLDT Group with a complementary service in areas that are currently not covered by PLDT's Fixed Line DSL service.

"The strong performance of Smart is underpinned by its commitment to push back barriers to drive both subscriber activations and usage. We are not content to uphold merely our leadership position in the industry. We continue to pursue innovation and to build new businesses around our mainstream voice and text services with the objective of bringing positive and practical changes to people's lives. These past few weeks alone have seen us

forging partnerships that will bring about groundbreaking services and applications," added **Nazareno.**

PLDT Fixed Line: Managing Change

Fixed Line service revenues decreased 1% to ₱49.1 billion in 2006 from ₱49.7 billion in 2005 as improvements in data revenues, both from corporate data and residential DSL services, were offset by the continued decline in revenues from the local exchange and ILD services. Our dollar-linked revenues arising from the local exchange and ILD businesses were adversely impacted by the 6.8% appreciation of the average US dollar/peso exchange rate in 2006. Fixed Line revenues would have improved 2% year-on-year if foreign exchange rates had remained stable.

Retail DSL continued to grow as broadband subscribers exceeded 133,000 at the end of 2006 with another 300,000 subscribers using our Vibe dial-up Internet service. PLDT DSL and Vibe contributed ₱3.5 billion in revenues for 2006, up 32% from ₱2.7 billion in 2005. PLDT DSL and Vibe made up 69% of the PLDT Group's broadband and internet revenues for the year.

Fixed Line EBITDA in 2006 declined slightly to ₱28.4 billion in line with the decrease in revenues; EBITDA margin remained stable at 58%.

"We must remember that the move to NGN is not the goal in itself but rather a key enabler for the Group's transformation. This change is starting to show results with the Group's broadband and internet revenues growing by 49% in 2006 to ₱5.2 billion as PLDT DSL and *SmartBro* subscribers more than doubled to 265,000. Our ability to stay ahead in the broadband revolution is particularly important for the Fixed Line business as it enables us to manage the transition from traditional voice services to other revenue streams that can deliver growth for the future," declared **Nazareno**.

ePLDT: Redefining its Focus

ePLDT, the Group's information and communications technology arm, reported service revenues of ₱6.5 billion for 2006, a 122% increase from ₱3.0 billion last year, driven by the continued growth in the call center business (ePLDT Ventus) and the consolidation of SPi Technologies (SPi), after its acquisition in July 2006.

Consolidated call center revenues continued to make significant gains, growing 35% to ₱2.6 billion as a result of increased capacity utilization and billable hours for new and existing clients, and despite the appreciation of the peso. ePLDT Ventus now operates eight facilities with combined seats of 5,600 and an employee base of 6,400.

SPi, on the other hand, generated revenues of ₱4.8 billion in 2006, of which ₱2.6 billion were consolidated into ePLDT from July 2006 onwards, after ePLDT completed its acquisition that month. In addition to the Philippines and the USA, SPi has operations in India and Vietnam. Consolidated seats total 3,700 of which 80% are located in the Philippines. SPi was ranked fourth globally among the "Top Best BPO Providers" and fifth among "Top Leaders in Human Capital Development" by CMP/Cybermedia. SPi has also been included in the "Leaders

Category" for The 2007 Global Outsourcing 100 by the International Association of Outsourcing Professionals.

"ePLDT will be focused on its two key fronts – the call center business where we continue to gain ground and the BPO business where we aim to expand both through organic growth and selective acquisitions. Together, our contact center business – voice and data – had approximately 9,300 seats and a manpower complement of close to 12,000. ePLDT's participation in these key growth sectors allows the PLDT Group to diversify its revenue base and tap into markets outside the domestic economy.", said **Ray C. Espinosa, ePLDT President and CEO**.

Outlook for 2007 – Transformation Underway

"The PLDT Group is at a stage where it needs to strike a delicate balance as it transitions from its existing businesses to what we call Next Generation Communications. This transformation goes beyond upgrading our network to an all-IP Next Generation Network - we will need to re-engineer our processes, integrate our platforms, transform our products and re-orient our people. In so doing, we will enable the PLDT Group not only to cope with change but to benefit from it as well. 2006 saw the beginnings of this transformation as we rolled out NGN, 3G and wireless broadband. In 2007, we will work on the integration of our information technology and other convergent platforms. We will maximize the opportunities provided by our large subscriber base and our extensive infrastructure, especially in the rapidly expanding broadband space where we can harness our fixed and wireless capabilities to capitalize on its huge potential. We will continue to drive innovation as exemplified by our recent initiatives on the m-commerce and remittance fronts", stated **Nazareno**.

Pangilinan concluded by saying that "We expected 2006 to be a challenging year for us as indeed it was – both the operating and competitive environments proved to be demanding. Our performance in 2007 will be impacted by a number of factors, including the sourcing of new areas of growth for the PLDT Group, continuing implementation of cost controls, volatility in the US dollar/peso exchange rates which affect our dollar-linked revenues, and an increase in depreciation and income tax provisions. For 2007, we estimate our core net income to rise in the range of ₱32-33 billion.

Considering, however, that our net foreign exchange liabilities have been considerably reduced owing to the significant reduction in debt we have achieved over the past few years, the effect of foreign exchange movements on our reported profit has been significantly mitigated – whether positively or negatively. In the absence of exceptional gains unrelated to foreign exchange which may arise in the course of 2007, we will see the Group's core and reported net incomes beginning to converge starting this year.

Beyond protecting our base businesses and developing new revenue streams, however, we are cognizant of the pivotal role we play in nation building. Our investments will equip our country with the requisite infrastructure to continue its economic progress and, at the same time, provide Filipinos everywhere with relevant, high-value and affordable services."

###

	PLDT Consolidated Year ended December 31		PLDT Consolidated Three months ended December 31	
	2006	2005	2006	2005
Service revenues	125,140	121,062	33,136	31,376
Non-service revenues	2,967	3,312	806	1,160
Other income	5,736	1,670	4,501	947
	133,843	126,044	38,442	33,482
Expenses	91,654	87,429	25751	27526
Income before income tax	42,189	38,615	12,691	5,956
Provision for income tax	6,869	4,136	3738.1	-3739.3
Net income - As Reported	35,116	34,112	8,953	9,696
EPS, Basic [(a)]	187.91	189.96		
EPS, Diluted [(a)]	187.81	185.72		
Core net income[(b)]	31,515	29,046	8,284	8,076
EPS, Basic [(c)]	168.39	160.36		
EPS, Diluted [(c)]	168.30	157.89		

(a) *As restated*
(b) *EPS based on reported net income*
(c) *Net income excluding the net impact of gains/losses on FX and derivative transactions and certain adjusting items*
(d) *EPS based on net income excluding the net impact of gains/losses on FX and derivative transactions and certain adjusting items*

This press release may contain some statements which constitute "forward-looking statements" that are subject to a number of risks and uncertainties that could affect PLDT's business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua
Tel No: 816-8213
Fax No: 844-9099

Anna V. Bengzon
Tel No: 816-8024
Fax No: 810-7138

Ramon R. Isberto
Tel No: 511-3101
Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

END